Exhibit (a)(14)
July 20, 2007

To:	All Employees
From:	Donna Gosciej
Vice President of Human Resources

Re:	Outstanding Options and 2007 Contributions to the Employee Stock Purchase Plan

Many of you have been asking questions regarding the treatment of outstanding options granted under the Company’s 1997 and 2007 incentive plans as well as contributions made in 2007 to the Employee Stock Purchase Plan (“ESPP”) in connection with the anticipated acquisition of Option Care, Inc. by Walgreen Co.(“Walgreens”). This memorandum is intended to address each of these topics. However, in considering the information set forth below, please note that we do not currently know when the acquisition will be completed.
Outstanding Options
Each outstanding stock option to acquire shares of the Company’s common stock issued under either the Company’s 1997 or 2007 incentive plans, that is outstanding at the effective time of the acquisition, will be cancelled in connection with the acquisition of the Company. Each holder of a cancelled option will be entitled to receive a payment for such option equal to the difference between $19.50 and the lower exercise price of the option, multiplied by the number of options, less any applicable withholding tax. Any options with an exercise price greater than or equal to $19.50 will be cancelled and no payment will be received by the holder thereof.
For example, if you hold an option to acquire 100 shares at an exercise price of $10.50 per share, you would receive a payment of $900 (which is the difference between $19.50 and $10.50 multiplied by 100 shares), less any applicable withholding taxes, for those options.
Subject to certain exceptions, should your employment with the Company terminate prior to the effective time of the acquisition then, in accordance with the terms of the 1997 and 2007 incentive plans, your options would terminate 90 days following such termination. At the effective time of the acquisition, each of the 1997 and 2007 incentive plans will terminate.
2007 Contributions to the ESPP
If the effective time of the acquisition of the Company by Walgreens occurs before December 31, 2007, employee contributions made to the ESPP between January 1, 2007, and June 30, 2007, will be converted into shares of the Company’s common stock at the discounted price determined in accordance with the ESPP, and thereafter, these shares will convert immediately into the right to receive $19.50 per share, the same price per share that Walgreens is paying for all other shares of the Company’s outstanding stock, less any applicable withholding tax. Any contributions made by an employee to the ESPP between July 1, 2007 and the effective time of the acquisition will be returned to such employee, and the ESPP will be cancelled at such time. If the acquisition is not completed by

December 31, 2007, then in accordance with the ESPP, employee contributions made during 2007 to the ESPP will be used to acquire shares of the Company’s common stock on or about such date.
Unless and until the acquisition of the Company becomes effective, we will administer the ESPP as it had been operated prior to the announcement of the acquisition. As set forth in the plan materials, if you elected to participate in the ESPP for 2007, the Company will continue to make payroll deductions. In accordance with the ESPP policy, should you leave the employ of the company prior to December 31, 2007, your deductions will be returned to you.
Participants in the ESPP will receive materials in the mail shortly relating to the tender offer to purchase all of the outstanding shares of the Company by Walgreens and Bison Acquisition Sub Inc. in connection with Walgreens’ anticipated acquisition of the Company. Please read the relevant information carefully.
Should you have specific questions regarding your participation in the plan, please contact Lynda Cross or Elaine Dillon in the Human Resources department.
Thank you.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC
This memorandum is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. On July 17, 2007, at the time the tender offer to purchase all of the outstanding shares of the Company commenced, Walgreen Co. (“Walgreens”) and Bison Acquisition Sub Inc. filed a Tender Offer Statement on Schedule TO and related tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”), and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, with respect to the offer to purchase. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents), the Tender Offer Statement and the Solicitation/Recommendation Statement, each as may be amended from time to time, contain important information about the Company, the tender offer and related matters. Stockholders of the Company are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Tender Offer Statement and the Solicitation/Recommendation Statement, are available to all stockholders of the Company at no expense to them, and are available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov or, upon request, from either the Company or Walgreens.